UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016259202

(CUSIP Number)

Adam Morgan

Velan Capital Investment Management LP

1055b Powers Place

Alpharetta, Georgia 30009

(646) 844-0030

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,825
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,661,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 016259202

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Velan Master”);
(ii)	Velan Capital SPV I LLC, a Delaware limited liability company (“Velan SPV”);
(iii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan Master and managing member of Velan SPV;
(iv)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan Master and Velan SPV;
(v)	Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;
(vi)	Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP; and
(vii)	Balaji Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Velan Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The address of the principal office of each of Velan SPV, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman is 1055b Powers Place, Alpharetta, Georgia 30009.

(c)       The principal business of Velan Master and Velan SPV is investing in securities. The principal business of Velan GP is serving as the general partner of Velan Master and managing member of Velan SPV. The principal business of Velan Capital is serving as the investment manager of Velan Master and Velan SPV. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan GP and Velan IM GP. Mr. Morgan also serves as a director of the Issuer. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as a Managing Member of each of Velan GP and Velan IM GP.

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CUSIP No. 016259202

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Velan Master is organized under the laws of the Cayman Islands. Velan SPV, Velan GP, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Messrs. Morgan and Venkataraman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Velan Master and Velan SPV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 257,753 Shares purchased by Velan Master prior to and outside of the Purchase Agreement (as defined below) is approximately $1,316,320, including brokerage commissions. As further described in Item 4, pursuant to the Purchase Agreement, at the Tranche 1 Closing, Velan Master purchased 6,000 shares of Series B Preferred and Warrants to purchase 2,857,143 Shares for $6,000,000, and at the Tranche 2 Closing, Velan Master purchased 1,401,901 Shares and 8,117 shares of Series B Preferred for $10,500,000, and the number of Warrants was reduced to 800,000. Also at the Tranche 2 Closing, Velan SPV purchased 7,000 shares of Series B Preferred for $7,000,000.

Mr. Morgan has been awarded options to purchase 1,825 Shares in his capacity as a director of the Issuer, which vest monthly and become exercisable in equal monthly installments beginning on April 12, 2023 and ending on July 12, 2023.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 17, 2023, the Issuer entered into a Joinder and Amendment (the “SPA Amendment”) with Velan Master and Velan SPV (together with their respective affiliates, collectively, “Velan”) and the other purchasers identified on the signature pages thereto (together with Velan Master and Velan SPV, the “Investors”) to the Securities Purchase Agreement, dated as of March 24, 2023 (the “Original Agreement” and, as amended by the SPA Amendment, the “Purchase Agreement”), pursuant to which, at the Tranche 2 Closing, the Issuer issued and sold to the Investors, in a private placement, an aggregate of 66,617 shares of Series B Preferred and 1,401,901 Shares, for an aggregate purchase price of $69 million. The Original Agreement had provided for the Issuer to issue and sell an aggregate of 15,000 shares of Series B Preferred to the Investors for aggregate gross proceeds of $15 million at the Tranche 2 Closing. At the Tranche 2 Closing, Velan Master purchased an aggregate of 8,117 shares of Series B Preferred at a per-share purchase price equal to the Stated Value and 1,401,901 Shares at a per-share purchase price equal to $1.70, and Velan SPV purchased an aggregate of 7,000 shares of Series B Preferred at a per-share purchase price equal to the Stated Value. The initial conversion price of the shares of Series B Preferred issued at the Tranche 2 Closing is $1.70, subject to customary adjustment, including anti-dilution adjustment (the “Tranche 2 Conversion Price”).

10

CUSIP No. 016259202

Among other things, the SPA Amendment also provided for the reduction in the number of shares underlying the Warrants issued at the Tranche 1 Closing from an aggregate of 5,714,286 Shares to an aggregate of 1,600,000 Shares (instead of an aggregate of 1,000,000 Shares, as contemplated by the Original Agreement). Velan Master’s Warrants were accordingly reduced to an aggregate of 800,000 Shares upon the Tranche 2 Closing. The other terms of the Warrants remained unchanged.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred are set forth in the Certificate of Designation of Series B Convertible Preferred Stock (as amended by the Certificate of Amendment, dated May 16, 2023 (the “COD Amendment”), the “Certificate of Designation”). The Issuer intends to hold a meeting of its stockholders to approve the issuance of Shares upon conversion of the Series B Preferred and exercise of the Warrants in excess of the Change of Control Cap, the Exchange Cap and the Acquisition Cap, each as defined and described below (such meeting, the “Stockholder Meeting” and such approval, the “Stockholder Approval”). If Stockholder Approval is not obtained at the Stockholder Meeting, following conclusion of such meeting, each share of Series B Preferred shall be convertible, at the option of the holder (an “Optional Conversion”), into Shares; provided such conversion cannot exceed the Change of Control Cap, the Exchange Cap, the Ownership Limitation and the Acquisition Cap (each as defined below).

Unless and until Stockholder Approval is obtained, the Series B Preferred will not be convertible into Shares to the extent that such conversion would cause (i) the aggregate number of Shares that would be issued pursuant to the Purchase Agreement and the transactions contemplated thereby to exceed 1,401,901 (19.99% of the voting power or number of Shares, issued and outstanding immediately prior to the execution of the Original Agreement), which number will be reduced, on a share-for-share basis, by the number of Shares issued or issuable pursuant to any transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under applicable Nasdaq rules (the “Exchange Cap”); (ii) the aggregate number of Shares that would be issued pursuant to such conversion, when aggregated with any Shares then beneficially owned by the holder (or group of holders required to be aggregated) of such Shares, would result in (a) a “change of control” of the Issuer under applicable Nasdaq listing rules (the “Change of Control Cap”) or (b) such holder or a “person” or “group” to beneficially own in excess of 4.99% or 9.99% (as designated by the applicable Investor) of the Shares outstanding immediately after giving effect to the issuance of Shares issuable upon such conversion (the “Ownership Limitation”); provided, that a holder of Series B Preferred, upon notice to the Issuer, may increase or decrease the Ownership Limitation, effective sixty-one (61) days following such notice so long as the Ownership Limitation in no event exceeds 9.99% of the Shares outstanding immediately after giving effect to the issuance of Shares issuable upon such conversion, the Exchange Cap or the Change of Control Cap immediately after giving effect to the issuance of Shares upon conversion of the Series B Preferred held by the holder; or (iii) the aggregate number of Shares that would be issued pursuant to the conversion of the Series B Preferred issued at the Tranche 2 Closing to exceed 1,401,901 (19.99% of the voting power or number of Shares, issued and outstanding immediately prior to the execution of the Original Agreement), which number will be reduced, on a share-for-share basis, by the number of Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under applicable Nasdaq rules (the “Acquisition Cap”).

The Original Agreement was also amended to provide that, effective as of the Tranche 2 Closing (in addition to their director designation rights at the Tranche 1 Closing), for so long as Velan or Caligan, respectively, beneficially holds 50% or more of the Shares (calculated on an as-converted basis based on the then-applicable conversion price) such Investor acquired pursuant to the Purchase Agreement, (i) Velan shall have the right to designate one additional director for election to the Board and (ii) Caligan shall have the right to designate one additional observer to the Board, and the Board shall elect such individual as a director effective upon Stockholder Approval; provided, however, that if any such investor’s ownership position in the Issuer is materially reduced, whether through sales by such investor or additional issuances by the Issuer, such right shall be concomitantly reduced in any year if required by Nasdaq listing rules. Accordingly, and based in part upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Jason Werner to the Board on May 17, 2023 as a designee of Velan, and Ross DeMont was appointed as an observer to the Board by Caligan.

11

CUSIP No. 016259202

Effective as of the Tranche 2 Closing, Garheng Kong, M.D., Ph.D. resigned from the Board. Effective upon Stockholder Approval, one additional incumbent director shall resign from the Board.

All securities issued at the Tranche 2 Closing will constitute “Registrable Securities” for purposes of the Registration Rights Agreement.

In connection with the Tranche 2 Closing, Velan entered into a Support Agreement with the Issuer and certain other investors, dated May 17, 2023 (the “Support Agreement”), in which such investors confirmed their obligations under the Original Agreement that they would, acting reasonably, mutually agree with the Issuer with respect to amending the Issuer’s 2019 Omnibus Incentive Plan or creating a new 2023 Omnibus Incentive Plan, including the size of such plans and a new option pool for employees. Such investors agreed to (i) appear in person or by proxy at any meeting of stockholders of the Issuer or otherwise cause the Shares of which they are the direct record or beneficial owner as of the record date for such meeting (the “Owned Shares”) to be counted as present at such meeting for purposes of establishing a quorum and (ii) vote the Owned Shares (A) in favor of the approval of either a new or amended incentive plan (the “Incentive Plan Proposal”) and (B) against any other transaction, proposal or action that is intended, that would be reasonably likely, or the effect of which would be reasonably likely, to impede, interfere with or adversely affect the Incentive Plan Proposal or any part or aspect thereof.

The foregoing descriptions of the SPA Amendment, the COD Amendment and the Support Agreement are qualified in their entirety by reference to the full text of the SPA Amendment, the COD Amendment and the Support Agreement, which are included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 8,806,727 Shares outstanding as of May 17, 2023, which is the total number of Shares outstanding based on the 7,404,826 Shares outstanding as of May 9, 2023 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023 plus the 1,401,901 Shares issued on May 17, 2023 pursuant to the Purchase Agreement.

The beneficial ownership of Shares reported herein does not include any Shares that may in the future be acquired by the Reporting Persons pursuant to the conversion of shares of Series B Preferred or the exercise of Warrants, in each case consistent with the terms and limitations thereof as more fully explained in Item 4.

As of the date hereof, Velan Master directly beneficially owns 1,659,654 Shares, constituting approximately 18.8% of the Shares outstanding.

As of the date hereof, Velan SPV does not beneficially own any Shares, constituting 0% of the Shares outstanding.

12

CUSIP No. 016259202

As of the date hereof, Mr. Morgan directly beneficially owns 1,825 Shares (consisting of Shares underlying certain options exercisable within 60 days of the date hereof), constituting less than 1% of the Shares outstanding.

Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 1,659,654 Shares beneficially owned by Velan Master, constituting approximately 18.8% of the Shares outstanding. Velan Capital, as the investment manager of Velan Master, may be deemed to beneficially own the 1,659,654 Shares beneficially owned by Velan Master, constituting approximately 18.8% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 1,659,654 Shares beneficially owned by Velan Master, constituting approximately 18.8% of the Shares outstanding. Mr. Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 1,659,654 Shares beneficially owned by Velan Master, constituting approximately 18.8% of the Shares outstanding.

Mr. Morgan, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 1,659,654 Shares beneficially owned by Velan Master, which, together with the 1,825 Shares he beneficially owns directly, constitutes an aggregate of 1,661,479 Shares, constituting approximately 18.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Velan Master, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Master.

Mr. Morgan has the sole power to vote and dispose of the Shares owned by him.

(c)       Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons since the filing of the initial Schedule 13D, nor during the past 60 days with respect to Velan SPV. Pursuant to the Purchase Agreement, at the Tranche 2 Closing on May 17, 2023, (i) Velan Master purchased 1,401,901 Shares and 8,117 shares of Series B Preferred for $10,500,000, and the number of Warrants was reduced to 800,000, and (ii) Velan SPV purchased 7,000 shares of Series B Preferred for $7,000,000.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth in Item 4 above, including the descriptions of the SPA Amendment, the COD Amendment and the Support Agreement, is incorporated herein by reference.

On May 19, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

13

CUSIP No. 016259202

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder and Amendment to Securities Purchase Agreement, dated as of May 17, 2023 (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2023).
99.2	Certificate of Amendment to Certificate of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2023).
99.3	Support Agreement, dated as of May 17, 2023.
99.4	Joint Filing Agreement, dated as of May 19, 2023.

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CUSIP No. 016259202

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

Velan Capital Master Fund LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital SPV I LLC

By:	Velan Capital Holdings LLC Managing Member

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

15

CUSIP No. 016259202

/s/ Adam Morgan
Adam Morgan

/s/ Balaji Venkataraman
Balaji Venkataraman

16